Exhibit 99.1

Consulting Agreement

                         Comprehensive Resource Advisors

                         MANAGEMENT CONSULTING AGREEMENT

         AGREEMENT made this 15 th day of April, 2002, by and between Tilden Associates, Inc. hereinafter, CLIENT), a Delaware corporation and Comprehensive Resource Advisors, Inc. (hereinafter, FIRM), a New York corporation, with its principal place of business located at 150 Broadhollow Road, Suite 103, Melville, New York 11747 upon terms and conditions as follows:

         FIRM will be an agent for the foregoing services:
            a.  public relations
            b.  market awareness
            c.  email / facsimile presence
            d.  investor relations
            e.  special marketing meetings

         CLIENT will provide to FIRM: monthly, "The DTC Report" as requested by THE FIRM. FIRM will be available to render all services represented during normal and customary working hours. FIRM will at all time render the foregoing, and all other services, on a "best efforts" basis.

         It is understood and agreed to by the CLIENT, its employees, agents, and assignors, that during the term of this AGREEMENT the FIRM shall be CLIENT representative for all the advisory and consulting services set forth hereinabove.

1.       Compensation

            a. A non refundable retainer of CLIENT common stock shall be paid by CLIENT to FIRM as follows:

                        (i) 180,000 of the shares of CLIENT common stock with registration rights amended to the current registration. The total number of shares will be delivered subject to the approval of a 15c-211 by FIRM contact. This clause shall survive in the event of any future funding from any source whatsoever post contract for any introduction during the contract term.

            b. The stock portion of the retainer referred to in Section "1a(i)", set forth hereinabove shall be delivered to FIRM at 150 Broadhollow Road - Suite 103, Melville, N.Y., 11747, by CLIENT, in a form described in section "1a(i)" above.

            c. From time to time FIRM will present for payment, receipts for necessary and reasonable business expenses for any and all tasks assigned by CLIENT to FIRM, or undertaken by FIRM in furtherance of CLIENT business goals and objectives, including but not limited to travel and entertainment, material supplies, filings, press releases, and other professional

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                  fees. It is agreed that these expenses, with prior approval of the CLIENT, which represent "out of pocket" costs, if any, incurred by FIRM in behalf of CLIENT, will be reimbursed by CLIENT on a "forthwith" basis.

            d. Failure by CLIENT to perform obligations as per the terms of paragraph 1 - {COMPENSATION} and or any clause pertaining to reimbursement may result in FIRM withholding future services until the compensation is satisfied and current.

            e. Failure of FIRM to perform aforementioned services will result in the return of a prorated amount of shares to CLIENT.

2.       Confidentiality

                  FIRM agrees that it will not, without consent, communicate to any individual or business entity information relating to any confidential material which it might from time to time acquire with respect to the business of CLIENT, its affiliates or subsidiaries. This clause shall survive for one year after the termination of this AGREEMENT.

3.       Defense and Indemnification

                  CLIENT agrees, at its sole expense, to defend FIRM, and to indemnify and hold the FIRM harmless from, any claims or suits by a third party against the FIRM or any liabilities or judgments based thereon, either arising from FIRM performance of services for CLIENT under this AGREEMENT or arising from any CLIENT products which result from FIRM performance of general services under this AGREEMENT.

                  FIRM agrees, at its sole expense, to defend CLIENT, and to indemnify and hold the CLIENT harmless from, any claims or suits by a third party against the CLIENT or any liabilities or judgments based thereon, either arising from CLIENT performance of services for FIRM under this AGREEMENT or arising from any FIRM products which result from CLIENT performance of general services under this AGREEMENT.

4.       Terms and Termination

                  This AGREEMENT with all rights and privileges pertaining thereto shall be for a term of not less than12 months from the date hereof and shall be deemed automatically renewed upon its same terms and conditions for an additional 12 month period unless, not less than 60 days prior to expiration, either party serves upon the other written notice to terminate. Said notices shall be in conformance with paragraph "5c." set forth herein.

5.       Miscellaneous

            a. Any and all work generated on behalf of CLIENT including but not limited to: databases, models, charts and, presentations, is the work product of and shall remain the sole property of FIRM.

            b. The relationship created by this AGREEMENT shall be that of independent contractor, and neither FIRM nor CLIENT shall have authority to bind or act as agent for the other or for their respective employees for any purpose, unless specifically agreed to in writing and is executed by an officer of each party.

            c. Notice given by one party to the other hereunder shall be in writing and deemed to have been properly given if deposited with the United States Postal Service, registered or certified mail, addressed as follows:

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                           CLIENT          TILDEN ASSOCIATES, INC.
                                           1325 FRANKLIN AVE - SUITE 165
                                           GARDEN CITY, NY 11530

                           FIRM            COMPREHENSIVE RESOURCE ADVISORS, INC.
                                           150 BROADHOLLOW ROAD - SUITE 103
                                           MELVILLE, NY 11747

            d. This AGREEMENT replaces any previous AGREEMENT and the discussions relating to the subject matters hereof and constitutes the entire AGREEMENT between CLIENT and FIRM with respect to the subject matters of this AGREEMENT. This AGREEMENT may not be modified in any respect by any verbal statement, representation, or writing made by any employee, officer, or representative of CLIENT or FIRM unless such writing is in proper form and executed by an officer of each party.

         IN WITNESS WHEREOF, the parties have executed this AGREEMENT effective the date first stated above. This AGREEMENT is bound under the Laws of the State of New York and shall be construed and enforced in accordance with those laws. Any remedies on breach of the AGREEMENT will be determined exclusively through binding arbitration provided by the New York State court system.

         By: /s/ LEE RUBINSTEIN                             February 12, 2003
             ------------------------------             ------------------------
             Lee Rubinstein - President                           Date

         By: /s/ ROBERT BASKIND                             February 12, 2003
             ------------------------------             ------------------------
             Robert Baskind - President/CEO                       Date

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